July 17, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Tia L. Jenkins

Re:	The Children’s Place, Inc.
Form 10-K for the Fiscal Year Ended February 1, 2014

Filed March 20, 2014

File No. 000-23071

Dear Ms. Jenkins:

Set forth below are the responses of The Children’s Place, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter to Michael Scarpa, dated July 3, 2014 (the “Letter”). For your convenience, we have included the text of your comments set forth in italics.

Form 10-K for the Fiscal Year Ended February 1, 2014

Item 8. Financial Statements and Supplementary Data, page 40

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page 53

Short-term Investments, page 53

1.	We note you purchased $15 million in short-term investments during the year ended February 2, 2013 and an addition $47.5 million during the year ended February 1, 2014. As of February 1, 2014, you held $62.5 million of short-term investments, all in Hong Kong. We also note you have classified these investments as held-to-maturity. Please provide the following:

•	additional information about the types of securities and the maturity dates;

•	clarify whether you sold or redeemed the investments purchased in fiscal year 2012 and if not, explain how these investments qualify to be classified as short-term; and

•	confirm you will present any purchase and sale/redemption of short-term investments on a gross basis in your statement of cash flows in accordance with ASC 230-10-45-26 in future filings.

Response: In response to the Staff’s comment, the Company respectfully submits that all of the Company’s short-term investments are U.S. dollar denominated time deposits with banking institutions in Hong Kong that have six month maturity dates. The $15 million in short-term investments at February 2, 2013 were purchased in November 2012 and matured and redeemed in May 2013.

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We will expand our disclosure by including the following comments in bold within our “Basis of Presentation” footnote to our consolidated financial statements in future filings on Form 10-K and Form 10-Q:

“Short-term Investments

Short-term investments consist of investments which the Company expects to convert into cash within one year, including time deposits, which have original maturities greater than 90 days. The Company classifies its investments in securities at the time of purchase as held-to-maturity and reevaluates such classifications on a quarterly basis. Held-to-maturity investments consist of securities that the Company has the intent and ability to retain until maturity. These securities are recorded at cost which approximates fair value. Cash inflows and outflows related to the sale and purchase of investments are classified as investing activities in the Company's consolidated statements of cash flows. All of the Company’s short-term investments are U.S. dollar denominated time deposits with banking institutions in Hong Kong that have six month maturity dates.”

In response to the Staff’s comment, the Company confirms that it will present any purchase and redemption of short-term investments on a gross basis in its statement of cash flows in accordance with ASC 230-10-45-26 in future filings as shown in the bolded text below:

	February 1, 2014	February 2, 2013	January 28, 2012
CASH FLOWS FROM INVESTING ACTIVITIES:
Property and equipment purchases, lease acquisition and software costs	(72,606)	(90,182)	(79,764)
Purchase of short-term investments	(97,500)	(15,000)	—
Redemption of short-term investments	50,000	—	—
Release of restricted cash	—	—	2,351
Purchase of company-owned life insurance policies	406	(38)	(246)
Net cash used in investing activities	(119,700)	(105,220)	(77,659)

2.	Please quantify and explain how you record the foreign translation adjustment related to these short-term investments. Please clarify whether these funds are available for general corporate use as your investments in foreign subsidiaries are considered permanently reinvested. Please expand your accounting policy to disclose your accounting of the foreign translation adjustment on these short-term investments and provide draft disclosure to be included in future filings.

Response: In response to the Staff’s comment, the Company respectfully submits that all of the Company’s short-term investments are U.S. dollar denominated time deposits with Hong Kong banking institutions that have six month maturity dates. As the functional currency for Hong Kong is the local currency, changes in the exchange rates between the functional currency and U.S. dollar are recorded in the consolidated statement of operations as transaction gains/losses, as prescribed by the “Foreign Currency Matters” topic of the FASB ASC. The amount of transaction gains for the years ended February 1, 2014 and February 2, 2013 were $11 thousand and $56 thousand, respectfully. Due to the impact being immaterial, the Company did not consider disclosure of the related policy to be necessary.

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The Company does not make these funds available for general corporate use. The funds are only available for use by the Company’s Hong Kong foreign subsidiary and are considered to be permanently reinvested in the Company’s foreign subsidiary. In future filings we will expand the liquidity discussion in our Management’s Discussion and Analysis of Financial Condition and Results of Operations to clarify that these investments are permanently invested.

Note 11. Income Taxes, page 68

3.	We note that your reconciliation between the actual and expected income tax includes a significant line item for foreign tax rate differentials. In order to provide investors with greater insight into this item that affects your income taxes, please expand your disclosure in future filings. For example, discuss how the tax rate differential is determined and identify the significant components of these items. Also, discuss what countries contribute to this tax rate differential and whether there are any known uncertainties or trends in the lower tax jurisdictions that could affect your income taxes in future periods. Refer to item 303(a) of Regulation S-K. Provide us with a sample of your proposed revised disclosure.

Response: In response to the Staff’s comments, we will enhance our future disclosures by including the following (indicated in bold) within the “Income Taxes” footnote to our consolidated financial statements in future filings:

“A reconciliation between the calculated tax provision on income based on statutory rates in effect and the effective tax rate for is as follows (in thousands):

	February 1, 2014	February 2, 2013	January 28, 2012
Calculated income tax provision at federal statutory rate	26,792	31,393	36,664
State income taxes, net of federal benefit	2,366	2,904	5,234
Foreign tax rate differential (1)	(7,224)	(9,044)	(7,064)
Deemed repatriation of certain foreign income	—	—	(870)
Nondeductible expenses	1,792	1,611	1,373
Unrecognized tax expense (benefit)	(1,347)	(743)	(3,729)
Change in valuation allowance	447	1,395	—
Other	696	(1,064)	(1,200)
Total tax provision	23,522	26,452	30,408

(1) The foreign tax rate differential benefit is due to the Company having a lower foreign effective tax rate as compared to its U.S. federal statutory rate of 35%. The Company has substantial operations in both Canada and Hong Kong which have lower statutory income tax rates as compared to the U.S. statutory income tax rate. The Company’s foreign effective tax rates for fiscal 2013, fiscal 2012 and fiscal 2011 were 20.4%, 21.5% and 24.0%, respectively. This rate may fluctuate from year to year in response to changes in the mix of pretax earnings of the Company's foreign direct and indirect subsidiaries by country as well as changes by foreign jurisdictions to their tax laws or statutory rates.

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We will also enhance our future disclosures by including the following information (indicated in bold) within the “Provision for income taxes” section for comparison periods contained in our Management’s Discussion and Analysis of Financial Condition in future filings:

“Provision for income taxes was $23.5 million during Fiscal 2013 compared to $26.5 million during Fiscal 2012.  Our effective tax rate was 30.7% and 29.5% during Fiscal 2013 and Fiscal 2012, respectively. The increase in rate for Fiscal 2013 compared to Fiscal 2012 primarily relates to the mix of income between high tax jurisdictions, predominately in the U.S., and low taxed jurisdictions, predominately in Hong Kong and Canada, in 2013 compared to 2012 partially offset by a larger reversal of unrecognized tax benefits during 2013 as compared to 2012. The Company’s foreign effective tax rates for Fiscal 2013 and Fiscal 2012 were 20.4% and 21.5%, respectively, compared to a U.S. federal statutory rate of 35% in both years.”

As requested, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses above fully address the comments contained in the Letter. Please call me at (201) 453-7351 if you have any questions regarding the above or require any additional information.

Very truly yours,

/S/ Michael Scarpa Michael Scarpa Chief Operating Officer and Chief Financial Officer

cc:	Myra Moosariparambil

Nasreen Mohammed

Jane T. Elfers

Bradley P. Cost, Esq.

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